Exhibit 10.19

DESCRIPTION OF EMPLOYMENT AGREEMENT WITH C. HUNTON TIFFANY, AS AMENDED FEBRUARY 16, 2006

In connection with his retirement from full-time employment with the Company as Chief Executive Officer, effective June 30, 2004, Mr. Tiffany agreed to serve as the non-executive Chairman of the Boards of Directors of both the Company and the Bank, and to perform specific duties for the Company and the Bank on a part-time basis. In connection with Mr. Tiffany’s part-time work for the Company and the Bank, Mr. Tiffany receives an annual base salary of $82,618. Mr. Tiffany does not receive any additional cash compensation for his Company and Bank director duties, but does participate in the non-executive directors’ stock compensation plan. Mr. Tiffany also receives certain welfare benefits that are generally available to other part-time employees of the Bank. Mr. Tiffany’s duties under this part-time employment include: overseeing the corporate governance and board development function and serve as the Chair of the Corporate Governance Committee of the Company and the Bank; overseeing the development of the Company’s and the Bank’s strategic planning processes; representing the Company and the Bank to customers, shareholders, community organizations and local government; and sitting on the Company’s Executive Committee and the Bank’s Executive Committee, Trust Committee, and Investment/ALCO Committee. This part-time arrangement is not based on any formal written contract, but the Company and the Bank anticipate that this specific arrangement (and general annual salary amount) will continue through May 31, 2006.

Beginning June 1, 2006, Mr. Tiffany will receive compensation for his service as a director of the Company and the Bank in accordance with the Director Compensation schedule included as Exhibit 10.17.